TA IDEX Transamerica Small/Mid Cap Value


TRANSAMERICA IDEX MUTUAL FUNDS

RESULTS OF SHAREHOLDER PROXY (unaudited)


TA IDEX Transamerica Small/Mid Cap Value
At a special meeting of shareholders held on February 25, 2004, the results of the Proposal were as follows:

Proposal 1:	Approval of a new sub-advisory agreement
between AEGON/Transamerica Fund Advisers, Inc. and
Transamerica Investment Management, LLC on behalf of the Fund.

For		Against	Abstentions/Broker Non-Votes
97.59%	0.76%		1.65%




TA IDEX Transamerica Flexible Income

SUPPLEMENTAL INFORMATION

RESULTS OF SHAREHOLDER PROXY (unaudited)

TA IDEX Transamerica Flexible Income
At a special meeting of shareholders held on February 25, 2004, the results of the Proposal were as follows:

Proposal 1:	Approval of a new sub-advisory agreement between
AEGON/Transamerica Fund Advisers, Inc. and Transamerica
Investment Management, LLC on behalf of the Fund.

For		Against	Abstentions/Broker Non-Votes
92.09%	1.80%		6.11%